CoreCivic, Inc.

5501 Virginia Way

Brentwood, TN 37027

December 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:      William Demarest

                       Kristi Marrone

Re:      CoreCivic, Inc.

                         Form 10-K for the year ended December 31, 2019

                         Filed February 20, 2020

                         Form 10-Q for the quarter ended September 30, 2020

                         Filed on November 5, 2020

                         File No. 001-16109

Ladies and Gentlemen:

The following is the response of CoreCivic, Inc. (the “Company”) to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (referred to herein as the “Commission” or “SEC”) contained in the Staff’s letter dated December 16, 2020 (the “Comment Letter”) concerning the above-referenced documents filed by the Company with the Commission.  For your convenience the Company has set forth below the text of the comment from the Comment Letter, followed by the Company’s response.

Form 10-Q for the quarter ended September 30, 2020

Funds from Operations, page 42

1.	Please explain in further detail the nature of the expenses associated with COVID-19 that have been excluded from Normalized Funds from Operations.

Response:  The Company has disclosed in its quarterly reports on Form 10-Q during 2020 that the novel coronavirus (“COVID-19”) has had, and the Company currently expects that COVID-19 will continue to have, a negative impact on its results of operations, financial condition and cash flows.  The Company disclosed, among other things, that the impact of COVID-19 resulted in reductions in the number of offenders and residents for whom the Company cares for in its facilities due to a variety of COVID-19 related factors, some of which relate to the actions taken by the Company’s government partners.  Certain government agencies have released offenders and detainees in the Company’s care as a result of COVID-19, including those individuals considered vulnerable to serious illness or death in the event of COVID-19 infection, those with sentences ending in the next year, or those being held on a minor supervision violation.  The Company’s disclosures were intended to describe the impact of COVID-19 on the Company’s revenue in 2020 compared to the comparable periods in 2019, and to provide management’s analysis of future trends.  However, the impacts of COVID-19 on revenue were not part of the adjustment to Normalized Funds from Operations.

The Company noted that the Division of Corporation Finance provided guidance related to Non-GAAP financial measures involving the effects of COVID-19 in CF Disclosure Guidance: Topic No. 9, Coronavirus (COVID-19):

We also remind companies of their obligations under Item 10 of Regulation S-K and Regulation G with respect to the presentation of non-GAAP financial measures, as well as the Commission’s recent guidance with respect to performance metrics disclosure.  To the extent a company presents a non-GAAP financial measure or performance metric to adjust for or explain the impact of COVID-19, it would be appropriate to highlight why management finds the measure or metric useful and how it helps investors assess the impact of COVID-19 on the company’s financial position and results of operations.

Based on interpretations of previous guidance from the Commission, the Company concluded it was appropriate to exclude only items that were directly attributable to COVID-19 and were both:

•	Incremental to charges incurred prior to COVID-19 and not expected to recur once the pandemic has subsided and operations return to normal; and
•	Clearly separable from normal operations.

With this framework in mind, the Company sought further interpretive guidance published by leading international accounting and law firms, which further explained the types of adjustments that registrants may likely conclude are within the Commission’s framework, and those that should be avoided:

We believe that adjustments for charges or gains related to the following activities may be acceptable if the charges or gains are attributable to COVID-19 and are incremental to and separable from normal operations:

•	Temporarily paying a premium to compensate employees for performing their normal duties at increased personal risk (e.g., hazard pay)
•	Cleaning and disinfecting facilities more thoroughly and/or more frequently
•	Terminating contracts or complying with contractual provisions invoked directly due to the events of the pandemic (e.g., contract termination fees or penalties)
•	Insurance recoveries

Adjustments related to the following items would not be consistent with the framework described above and should be avoided unless further guidance is provided by the SEC staff:

•	Paying idled employees
•	Rent and other recurring expenses (e.g., security, utilities, insurance, maintenance) related to temporarily idled facilities
•	Excess capacity costs expensed in the period due to lower production
•	Paying employees for increased hours required to perform their normal duties
•	Paying more for routine inventory costs (e.g., shipping costs)

In addition, a registrant should not use a non-GAAP measure that includes adjustments to normalize operations, such as including estimates of lost revenue to show what results would have been without the effects of the pandemic.

Taking the available guidance into account, the Company determined that an adjustment to Normalized Funds from Operations to exclude certain direct and incremental costs associated with the Company’s response in dealing with COVID-19 was appropriate during 2020.  During the three and nine months ended September 30, 2020 the Company excluded $2.8 million and $11.0 million, respectively, from Normalized Funds from Operations.  The following table illustrates the nature of the costs included in this adjustment to Normalized Funds from Operations for the nine months ended September 30, 2020:

Frontline Workers - Hazard Pay	$ 6,303,344
PPE Supplies (Masks, Face Shields, Gowns, Gloves, Thermometers)	2,867,011
Food Service Charges - Disposable Paper Products	652,647
COVID-19 treatment (Off-site Medical Care)	607,144
COVID-19 Testing	378,315
All Other	176,098
$ 10,984,559

During April 2020, near the beginning of the COVID-19 pandemic, the Company announced that it would provide incentive payments to the Company’s line and field staff, known as “hero bonuses”, through the end of the second quarter of 2020, in appreciation of their service and dedication to the Company’s mission during COVID-19.  This additional hazard pay was provided to all staff in the Company’s facilities in the form of an additional $500 incentive payment resulting in $6.3 million of incremental bonuses paid in the second quarter of 2020. While the Company provided additional benefits, such as an additional day of paid time off, and an expanded paid leave policy for ill team members or those caring for a sick family member, among other benefits, these additional costs were not included in the adjustment to Normalized Funds from Operations, consistent with the interpretive guidance available.

In addition to the incentive payments to the Company’s line and field staff, which made up the majority of the adjustment to Normalized Funds from Operations, the Company also incurred incremental expenses to procure personal protective equipment and other supplies such as masks, face shields, gloves, gowns, thermometers, and test kits, all of which the Company used to protect its staff and those in the Company’s care.  The increased costs incurred related to the Company’s food service delivery resulted from incremental charges from the Company’s third-party food service provider to provide disposable food service products such as trays, styrofoam cups, and utensils, all of which were used to facilitate the delivery of food in a socially distanced manner, allowing the Company’s facilities to avoid congregated cafeteria-style food service delivery (i.e., food service charges that would not otherwise have been incurred).  The costs related to COVID-19 treatment represent the incremental costs incurred by the Company in instances when an offender or resident in the Company’s care required medical services from third-party medical providers outside the facility the Company manages.  The medical costs included in this caption represent only those charges where the individual’s treatment plan was specifically COVID-19 related and the medical provider billed the Company with a unique COVID-19 diagnosis code and without a comorbidity.

The Company believes the items included in the adjustment to Normalized Funds from Operations in its quarterly reports on Form 10-Q during 2020 described above represent direct incremental charges specifically related to COVID-19 that are not expected to recur once the pandemic has subsided.  Further, the costs were easily separable from normal operations.

We have prepared this response with the assistance of our counsel and this response has been read by our independent registered public accounting firm.

If you have any questions concerning the Company’s response, please do not hesitate to contact me at (615) 263-3008.

Sincerely,

David M. Garfinkle

Executive Vice President and

Chief Financial Officer